[redacted]

13013385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/7

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2013
Wash., DC

SEC FILE NUMBER
8-43862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEB CORPORATION

OFFICIAL USE ONLY

FIRM ID. NO.
128447

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 SOUTH MAIN STREET
(No. and Street)

GREAT BARRINGTON	MA	01230
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT TEPPER — 1-413-528-8180
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/11/13

OATH OR AFFIRMATION

I, Robert Tepper swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AEB Corporation, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

JENNIFER L. SIMMS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires July 25, 2014

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
AEB Corporation
Great Barrington, MA

In planning and performing my audit of the financial statements of AEB Corporation for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 5, 2013

AEB Corporation

Audited Financial Statements

For the Year Ended December 31, 2012

AEB Corporation
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Board of Directors
AEB Corporation
Great Barrington, MA

I have audited the accompanying statement of financial condition of AEB Corporation, as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I e xpress no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AEB Corporation, as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll CPA P.C.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 5, 2012

AEB Corporation
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents		$	117,151
Deposit clearing organization			100,786
Receivable from broker			5,980
Furniture and equipment, at cost, less accumulated depreciation of $8,152			-
		$	223,917

Liabilities and Stockholder's Equity

Liabilies:			
State income tax payable		$	456
Shareholder loan payable			100,000
Due to clearing firm			423
			100,879
Subordinated debt			100,000
Stockholder's Equity:			
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000		
Additional paid-in capital	375,000		
Accumulated deficit	(352,962)		23,038
		$	223,917

See accompanying notes and independent accountants' report

AEB Corporation
Statements of Income
For The Year Ended December 31, 2012

Revenues	
Commissions income	$ 29,954
Principal transactions	68,773
Interest and dividends	757
Consulting fees	73,624
Trading gains (losses)	3,553
Other income	-
	176,661
Expenses:	
Employee compensation and benefits	230,985
Floor brokerage, exchange and clearing fees	19,460
Communications and data processing	64,694
Occupancy	13,172
Regulatory fees and expenses	20,240
Other expenses	8,898
	357,449
Net Income (Loss) before income taxes	(180,788)
Provision for income taxes	456
Net Income (Loss)	$ (181,244)

See accompanying notes and independent accountants' report

AEB Corporation
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
December 31, 2012

Subordinated liabilities at December 31, 2011	$	100,000
Current year changes		-
Subordinated liabilities at December 31, 2012	$	100,000

See accompanying notes and independent accountants' report

AEB Corporation
Statement of Changes in Stockholders' Equity
December 31, 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance - beginning of year	1,000	$ 1,000	$ 275,000	$ (171,718)	$ 104,282
Capital contribution			100,000		100,000
Net income (loss)				(181,244)	(181,244)
Balance - end of year	1,000	$ 1,000	$ 375,000	$ (352,962)	$ 23,038

See accompanying notes and independent accountants' audit report.

AEB Corporation
Statements of Cash Flows
For The Twelve Months Ended December 31, 2012

		Year to Date
Cash Provided from Operations		
Net Income	$ (181,243)	
Adjustments		
Add:		
Depreciation	48	
Rec. - clearing organ.	2,235	
Equities-market-Pershing	14,500	
Due to clearing firm	71	
Less:		
Commissions receivable	(2,845)	
Cash from Operations		**(167,234)**
Cash Flows - Invested	-	
Investing Cash Flows		-
Cash Flows - Financing		
Additional paid in capital	100,000	
Financing Cash Flows		**100,000**
Cash Increase (Decrease)		**(67,234)**
Cash - Beginning of Year		
Cash - Lee Bank	68,552	
Money Market - Pershing	98,900	
Cash - Pershing	16,934	
Total beginning of year		**184,386**
Cash on Statement Date		**$ 117,152**

AEB Corporation
Notes to Financial Statements
For the Year Ended December 31, 2012

1. NATURE OF BUSINESS

AEB Corporation is incorporated in the Commonwealth of Massachusetts to engage in the general securities business, to deal stocks, bonds and other securities of every nature and description. The Company is a member of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's main office is located in Great Barrington, Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Computers and related equipment	5 years
Furniture & fixtures	7 years
Office equipment	7 years

Depreciation expense for the year ended December 31, 2012 is $48.

Income Taxes

Based on the company's recent history of operating losses, it appears that the company will not realize the benefit of deferred tax assets arising from the current year's net operating loss. The tax deferred asset arising from the current net operating loss is approximately $27,000. A valuation allowance is considered necessary for the full amount of the current year deferred tax asset.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the cash method for tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012, the company had approximately $0 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Revenue and Cost Recognition

The company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally, accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value determined by management.

3. CASH FLOWS

Cash Paid for Interest and Income Taxes are as follows:

Interest	$ 2,750
Income Taxes	$ 456

4. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

5. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $116,725 at December 31, 2012. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.86 to 1.0. At December 31, 2012, the Company had a net capital deficiency of $3,275. In January 2013 FINRA reduced the Company's minimum net capital requirements from $100,000 to $5,000.

6. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

7. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

8. RELATED PARTY TRANSACTIONS

During 1999, the company entered into a management fee agreement with Pavonia International Corporation (A West Indies Corporation), a related party, for management direction and advice with respect to financial, administrative and marketing matters. For the year ended December 31, 2012, no fees were paid.

The company rents its current office space on a month-to-month basis from an individual who is related to the company's chief executive officer. The monthly rent is $875 as of December 31, 2012. Rent paid for 2012 was $10,500.

9. INCOME TAXES

For federal income tax purposes, operating losses may be carried forward 20 years from the year the net loss was incurred. The state of Massachusetts allows a 5 year carry forward period. The company's total federal net operating losses available to offset taxable income of future years is approximately $1,525,000 and will expire in various years beginning in year 2025 through 2032. The state of Massachusetts operating loss of approximately $563,000 may be carried forward 5 years and will expire in various years beginning in 2013 through 2017.

INCOME TAXES (continued)

No benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets.

Deferred Tax Benefit	$ 278,000
Less Valuation Allowance	(278,000)
Net Deferred Tax Asset	$ 0

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2009, 2010, and 2011.

10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker (Pershing, LLC) on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from clearing broker and the deposit with clearing broker are pursuant to this agreement.

11. LEASES

The Company rents its Great Barrington, Massachusetts office space on a month-to-month basis at $875 per month. For the year ended December 31, 2012 rent expense was $10,500.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 5, 2013, the date on which the financial statements were available to be issued.

13. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

FAIR VALUE (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

ASSETS	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash and securities segregated under federal and other regulations	$100,786	$ 0	$ 0	$ 0	$100,786
	$100,786	$ 0	$ 0	$ 0	$100,786
LIABILITIES	$ 0	$ 0	$ 0	$ 0	$ 0

14. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $100,000. As of December 31, 2012 the balance was $100,786.

15. SHAREHOLDER LOAN PAYABLE

On August 19, 2010, the Company borrowed $100,000 from a shareholder. The loan is due September 1, 2015, interest is payable at 1% per year, paid annually.

16. SUBORDINATED DEBT

On April 20, 2011 the corporation borrowed $100,000 from a shareholder. The note is due April 20, 2016. Interest is payable at 1.75% annually. FINRA has agreed that this is subordinated debt and will not affect the Company's net capital (as defined by FINRA).

SUPPLEMENTARY INFORMATION

AEB Corporation
Schedule I
Computation of Net Capital
December 31, 2012

Total stockholder's equity		$	23,038
Add:			
Subordinated debt			100,000
			123,038
Nonallowable assets			5,980
			117,058
Haircuts			
Global cash balances	333		333
Net capital			116,725
Net capital at 120%			120,000
Less: Capital requirement			100,000
Net Capital		$	(3,275)
Aggregate indebtedness		$	100,879
Ratio of aggregate indebtedness to net capital			.86 to 1.0

There is no material difference between the audited net capital computation and the Company's corresponding unaudited net capital reported on the December 31, 2012 Focus Report.

See accompanying notes and independent accountants' report

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AEB Corporation
As of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) __**4550**

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained __**4560**

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis X **4570**

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 **[4335A]**	Pershing, LLC **[4335A2]**	All [4335B]
8- **[4335C]**	**[4335C2]**	[4335D]
8- **[4335E]**	**[4335E2]**	[4335F]
8- **[4335G]**	**[4335G2]**	[4335H]
8- **[4335I]**	**[4335I2]**	[4335I]

D. (k) (3) Exempted by order of the Commission __**4580**

See accompanying notes and independent accountants' report